UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 17, 2019

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018;

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-225681) FILED WITH THE SEC ON JUNE 15, 2018; and

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227597) FILED WITH THE SEC ON SEPTEMBER 28, 2018;

Item 1 — Information Contained in this Form 6-K Report

Fairfax Investment

As previously announced, on March 14, 2018, Seaspan Corporation (the “Company”) and Fairfax Financial Holdings Limited, through certain of its affiliates (such affiliates being referred to as the “Fairfax Investors”), entered into a subscription agreement (the “Subscription Agreement”) pursuant to which the Company agreed to sell, and the Fairfax Investors agreed to purchase, $250 million aggregate principal amount of 5.50% Senior Notes due 2026 (the “2026 Notes”) and warrants (the “Warrants”) to purchase 38,461,539 Class A common shares (the “Common Shares”) of the Company. In addition, as previously announced on May 31, 2018, the Company and the Fairfax Investors entered into a definitive agreement pursuant to which, among other things, the Fairfax Investors agreed to immediately exercise the Warrants upon issuance. The aggregate purchase price of the 2026 Notes and Warrants was $250 million and the aggregate exercise price of the Warrants was an additional $250 million (collectively, the “Fairfax Investment”).

On January 15, 2019, the Fairfax Investment was consummated. The 2026 Notes, which are senior obligations of the Company, were issued under an Indenture, dated October 10, 2017 (the “Base Indenture”), between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as amended and supplemented by a ninth supplemental indenture (the “Ninth Supplemental Indenture” and, together with the Base Indenture, the “2026 Indenture”), dated January 15, 2019, by and among the Company, the subsidiary guarantors of the Company specified therein (the “Guarantors”) and the Trustee, which establishes the terms and provides for the issuance of the 2026 Notes. In connection with the transaction, on January 15, 2019, the Company also entered into a warrant agreement (the “Warrant Agreement”) with the Fairfax Investors to, among other things, establish the terms of the Warrants. The Company intends to use the proceeds from the Fairfax Investment to fund future growth initiatives, repay debt and for general corporate purposes.

The 2026 Notes and the Warrants were offered and sold by the Company to the Fairfax Investors in transactions exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) and Regulation S thereunder.

Subscription Agreement

The Subscription Agreement contains customary representations, warranties and agreements by the Company and the Guarantors, customary obligations of the parties and termination provisions. In addition, the Company and the Guarantors have agreed to indemnify the Fairfax Investors against certain liabilities, including liabilities with respect to any misrepresentation or any breach of any representation, warranty, covenant agreement or obligation of the Company or any Guarantor.

On January 15, 2019, the Guarantors were added as parties to the Subscription Agreement pursuant to a joinder agreement among the Guarantors and the Fairfax Investors.

2026 Notes, 2026 Guarantees and 2026 Indenture

Interest

The 2026 Notes will bear interest at 5.50% per annum. Interest on the 2026 Notes will be payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year, commencing on April 30, 2019. The 2026 Notes will mature on January 15, 2026 unless earlier repurchased or redeemed. The interest rate on the 2026 Notes will be increased during the continuation of certain registration defaults under the 2019 Registration Rights Agreement (as defined below).

Optional Redemption

On or after January 15, 2024, the Company may, at its option, at any time redeem all or any portion of the 2026 Notes. The redemption price will equal 100% of the principal amount of the 2026 Notes being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any additional amounts described under “—Additional Amounts.”

If the Company becomes obligated to pay additional amounts under the 2026 Notes as a result of changes affecting certain withholding taxes, the Company may, at its option, redeem all, but not less than all, of the 2026 Notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date and any such additional amounts.

Change of Control Put Option

If a Change of Control (as defined in the Indenture and which includes, among other things, certain major corporate events) occurs at any time, holders of the 2026 Notes will have the right, at their option, to require the Company to repurchase for cash any or all of their 2026 Notes. The price for any such repurchase will be 101% of the principal amount of the 2026 Notes to be repurchased plus accrued and unpaid interest to the repurchase date, or any portion of the principal amount thereof, that is equal to $1,000 or a multiple of $1,000.

Annual Put Right

Once a year, each holder of the 2026 Notes may, at its option, require the Company to purchase for cash any and all of the 2026 Notes held by such holder for a price equal to 100% of the principal amount of the 2026 Notes to be purchased plus accrued and unpaid interest and any additional amounts that shall become payable in respect of the 2026 Notes pursuant to the 2019 Registration Rights Agreement as a result of a registration default under the 2019 Registration Rights Agreement, if any, to but excluding the Annual Put Right Purchase Date (as defined in the 2026 Indenture).

Additional Amounts

Subject to certain exceptions and limitations set forth in the Indenture, the Company will pay additional amounts as may be necessary to ensure that every net payment on a 2026 Note to a holder, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by the relevant jurisdiction, will not be less than the amount provided in such 2026 Note to be then due and payable.

Guarantees

The 2026 Notes are jointly and severally guaranteed, on a full and unconditional basis, by each of the Guarantors, which are subsidiaries of the Company. The 2026 Notes and the related guarantees (the “2026 Guarantees”) are senior obligations of the Company and the Guarantors.

Board Representation

The Indenture provides that, subject to certain limitations, (a) the Fairfax Investors will have the right, together with their rights under the 2025 Indenture (as defined below), to designate (i) two members of the Company’s board of directors if at least $125 million aggregate principal amount of the 2026 Notes and 2025 Notes (as defined below) remains outstanding or (ii) one member of the board of directors if at least $50 million but less than $125 million aggregate principal amount of the 2026 Notes and 2025 Notes remains outstanding, and (b) the Company will cause such designees to be duly appointed or elected to the Company’s board of directors; provided that in no event shall the rights under the 2025 Indenture or the 2026 Indenture allow the Fairfax Investors to designate more than two members to the Company’s board of directors if the threshold described in clause (i) above is reached, or to designate more than one member to the Company’s board of directors if the threshold described in clause (ii) above is reached. The Fairfax Investors have previously designated two members to the Company’s board of directors, which the Company has caused to be appointed, pursuant to the Fairfax Investors’ rights under the 2025 Indenture in connection with the Company’s issuance of its 5.50% Senior Notes due 2025 (the “2025 Notes”) in a private placement in February 2018. For additional information about the Company’s private placement with affiliates of Fairfax Financial Holdings Limited and their right to designate members to the Company’s board of directors, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in the Company’s 2017 Annual Report on Form 20-F.

Financial Covenants and Restrictions

The terms of the Indenture also include, among other things, certain (a) financial covenants and (b) restrictions on, among other things, the ability of the Company and its subsidiaries to create certain liens on Company assets, pay certain dividends, make certain distributions or undertake certain repurchases relating to the Common Shares or other capital stock or ownership interests exceeding specified thresholds (which may be limited, in the case of dividends and under certain circumstances, to the existing rate of annual dividends paid on the Common Shares) and effect or permit certain fundamental changes. These covenants are subject to a number of limitations and exceptions described in the Indenture.

Events of Default

The Indenture also provides for customary events of default. In the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization involving the Company, certain Guarantors or any subsidiary of the Company that is a significant subsidiary, all outstanding 2026 Notes will automatically become due and payable without further action or notice. If any other event of default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding 2026 Notes may declare all 2026 Notes to be due and payable.

The Base Indenture and the Ninth Supplemental Indenture are filed as Exhibits 4.1 and 4.9 to this Report on Form 6-K and are incorporated herein by reference. The description of the Indenture in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Base Indenture and the Ninth Supplemental Indenture.

Warrant Agreement

The Warrant Agreement establishes the terms of the Warrants to purchase 38,461,539 Common Shares issued by the Company to the Fairfax Investors. The Warrant Agreement provides that each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $6.50 (subject to adjustments provided in the Warrant Agreement), which Warrant is exercisable at any time prior to January 15, 2026.

On January 15, 2019, concurrently with the execution of the Warrant Agreement and pursuant to the terms of the Warrant Agreement and the May 31, 2018 definitive agreement described above, the Fairfax Investors immediately exercised the Warrants and purchased 38,461,539 Common Shares.

The Warrant Agreement is filed as Exhibit 4.11 to this Report on Form 6-K and is incorporated herein by reference. The description of the Warrant Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Warrant Agreement.

2019 Registration Rights Agreement

In connection with the Fairfax Investment, on January 15, 2019, the Company, the Guarantors and the Fairfax Investors entered into a registration rights agreement (the “2019 Registration Rights Agreement”). Under the 2019 Registration Rights Agreement, the Company and the Guarantors have agreed to complete an offer (the “Exchange Offer”) to the holders of the 2026 Notes to exchange any and all of the 2026 Notes and the 2026 Guarantees for a like aggregate principal amount of debt securities issued by the Company and guaranteed by the Guarantors, which debt securities (the “Exchange Notes”) and guarantees (the “Exchange Guarantees” and, together with the Exchange Notes, the “Exchange Securities”) are to be substantially identical to the 2026 Notes and the 2026 Guarantees, except that they will be registered pursuant to an effective registration statement under the Securities Act. The Company and the Guarantors have agreed to file with the SEC a registration statement on Form F-4 with respect to the Exchange Offer, Exchange Notes and Exchange Guarantees and to use their respective reasonable best efforts to cause such registration statement to become effective as promptly as practicable after filing, but in no event later than 180 days after January 15, 2019 (the “Issue Date”).

The 2019 Registration Rights Agreement also requires the Company and the Guarantors to file certain additional registration statements on Form F-3 with the SEC under the Securities Act to register the resale of the Exchange Securities.

Under the 2019 Registration Rights Agreement, the Company has also agreed, on or prior to 60 days after the Issue Date, to file a registration statement covering the resale of the 38,461,539 Common Shares issued upon the exercise of the Warrants (the “Registrable Shares” and, together with the 2026 Notes and the 2026 Guarantees, the “Registrable Securities”). The Company has agreed to use its reasonable best efforts to cause such registration statement to become effective as promptly as practicable after filing, but in no event later than 120 days after the Issue Date.

The 2019 Registration Rights Agreement further provides the Fairfax Investors the right to demand that the Company register the Registrable Securities in an underwritten offering, as well as the right to include the Registrable Shares in any underwritten offering of the Common Shares initiated by the Company or any other shareholder, subject to customary exceptions and limitations.

The Company and the Guarantors will be obligated to pay additional interest on the 2026 Notes or the Exchange Notes, and/or cash payments to the holders of the Common Shares issued upon the exercise of the Warrants, as applicable, if, among other things, (a) they fail to comply with their obligations to register the Exchange Securities, consummate the Exchange Offer or register the Registrable Shares, in each case within the time periods specified in the 2019 Registration Rights Agreement, or (b) the applicable registration statements cease to be effective or the Company suspends use of such registration statements by the holders of the Exchange Securities or the Common Shares under certain circumstances and beyond permitted time periods. The 2019 Registration Rights Agreement provides that all registration expenses, including the reasonable fees and expenses of any counsel on behalf of the holders of the Registrable Securities, will be borne by the Company.

The 2019 Registration Rights Agreement is filed as Exhibit 4.12 to this Report on Form 6-K and is incorporated herein by reference. The description of the 2019 Registration Rights Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the 2019 Registration Rights Agreement.

Seaspan Capital Ltd. as New Guarantor of the 2025 Notes

Tenth Supplemental Indenture Relating to the 2025 Notes

The 2025 Notes, which are senior obligations of the Company, were issued under the Base Indenture, as amended and supplemented by (i) a second supplemental indenture (the “Second Supplemental Indenture”), dated February 14, 2018, by and among the Company, the subsidiary guarantors of the Company specified therein and the Trustee, (ii) a third supplemental indenture (the “Third Supplemental Indenture”), dated as of February 22, 2018, among the Company, the subsidiary guarantors of the Company specified therein and the Trustee, (iii) a fourth supplemental indenture (the “Fourth Supplemental Indenture”), dated as of March 22, 2018, among the Company, the subsidiary guarantors of the Company specified therein and the Trustee, (iv) a fifth supplemental indenture (the “Fifth Supplemental Indenture”), dated as of March 26, 2018, among the Company, the subsidiary guarantors of the Company specified therein and the Trustee, (v) a sixth supplemental indenture (the “Sixth Supplemental Indenture”), dated as of March 26, 2018, among the Company, the subsidiary guarantors of the Company specified therein and the Trustee, (vi) a seventh supplemental indenture (the “Seventh Supplemental Indenture”), dated as of

June 8, 2018 among the Company, the subsidiary guarantors of the Company specified therein and the Trustee and (vii) an eighth supplemental indenture (the “Eighth Supplemental Indenture” and, together with the Base Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture, the Seventh Supplemental Indenture and the Eighth Supplemental Indenture, the “2025 Indenture”), dated as of July 16, 2018, among the Company, the subsidiary guarantors of the Company specified therein and the Trustee.

Section 5.08(a) of the Second Supplemental Indenture provides, among other things, that if the Company creates a subsidiary, the Company shall cause such subsidiary to execute a supplemental indenture pursuant to which it will become a “Guarantor” (as defined therein) of the 2025 Notes.

In connection with its obligation under Section 5.08(a) to become a “Guarantor” of the 2025 Notes, Seaspan Capital Ltd., a newly incorporated subsidiary of the Company under the Business Corporations Act of the Province of British Columbia, Canada, entered into a tenth supplemental indenture (the “Tenth Supplemental Indenture”), dated January 15, 2019, among the Company, the subsidiary guarantors specified therein (including Seaspan Capital Ltd.) and the Trustee, pursuant to which Seaspan Capital Ltd. became a “Guarantor” with respect to the 2025 Notes and guaranteed the 2025 Notes.

The Tenth Supplemental Indenture is filed as Exhibit 4.10 to this Report on Form 6-K and is incorporated herein by reference. The description of the Tenth Supplemental Indenture in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Tenth Supplemental Indenture.

Exhibit Index

Exhibit No.	Description

4.1	Indenture, dated as of October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on October 12, 2017).

4.2	Second Supplemental Indenture, dated as of February 14, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on February 14, 2018).

4.3	Third Supplemental Indenture, dated as of February 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on February 22, 2018).

4.4	Fourth Supplemental Indenture, dated as of March 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.5 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.5	Fifth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.6 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.6	Sixth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.7 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.7	Seventh Supplemental Indenture, dated as of June 8, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.8 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on June 11, 2018).

4.8	Eighth Supplemental Indenture, dated as of July 16, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.8 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on July 16, 2018).

4.9	Ninth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee.

4.10	Tenth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee.

4.11	Warrant Agreement, dated January 15, 2019, by and between Seaspan Corporation and the investors specified therein.

4.12	Registration Rights Agreement, dated January 15, 2019, by and among Seaspan Corporation, the guarantors specified therein and the investors specified therein.

99.1	Press Release dated January 15, 2019 and titled “Seaspan Announces Closing of Second $500 Million Investment by Fairfax Financial Holdings Limited.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: January 17, 2019	By:	/s/ Bing Chen
Bing Chen
President and Chief Executive Officer